

November 8, 2011

Via E-mail
Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re:** **Zions Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 001-12307**

Dear Mr. Arnold:

We have reviewed your response dated August 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Note 5. Loans and Allowance for Credit Losses, page 15

1. We note your response to comment two of our letter dated July 19, 2011 and your allowance for credit losses rollforward on page 19. Also, we note your accounting policy disclosures for your FDIC indemnification asset and the allowance for loan losses for

loan acquired in FDIC-supported transactions on page 28. Please address the following:

    a. Revise your allowance rollforward in future filings to combine the line items 'Changes in allowance as a result of FDIC indemnification' and 'Net charge-offs recoverable from FDIC'. Also, in future filings revise to include additional disclosures explaining the fluctuations in the allowance for FDIC-supported loans during the period or reference where these disclosures are included in the document.

    b. We note your disclosures on page 28 that refer to changes in the expected cash flows of the FDIC indemnification asset being recorded in other noninterest expense and provision for loan losses. Revise your purchased loans disclosures in future filings to clearly disclose when fluctuations in the FDIC indemnification asset are recorded in other noninterest expense compared to when provision for loan losses is charged or credited.

Purchased Loans, page 27

2.   We note your response to comment seven of our letter dated July 19, 2011. Please revise your disclosures in future filings to include information from your response.

Note 9. Fair Value, page 37

3.   We note your disclosure that fair values are determined under Level 2 of the fair value hierarchy using quoted prices for similar securities or independent pricing services that incorporate observable market data when possible and when quoted prices are not available. Please tell us whether you obtain an independent auditor's report or other documentation from your third party pricing service provider regarding its controls over valuation of securities you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.

4.   Please describe to us any controls deficiencies identified related to the service provider's valuation of Level 2 securities and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).

5.   Please explain to us whether any documentation from the third party service provider contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

6.   Please describe to us the following:

    a. The frequency with which you challenge the pricing of any particular Level 2 security received from the service provider;

    b. The results of such challenges; and

    c. The impact the challenges had on your assessment of the service provider's internal controls.

7.   Please tell us whether the third party pricing service providers provide you a list of the observable market data (including similar securities whose price they use or adjust) or model inputs that they use to price each security or class of securities in sufficient detail that you are able to assess whether the pricing methodology complies with ASC 820. If so, explain to us how you validate this data or otherwise confirm its completeness and accuracy.

8.   We note from your response to comment 23 of our letter dated April 29, 2011, that you compare the valuations of the third party pricing services with your own information on market trends and trading data, if any, during the quarter. Please describe to us in more detail your "own information on market trends and trading data". In addition, tell us how you ensure that this data is that of market participants and is otherwise appropriate for comparing to that of the third party pricing services. In this regard, you indicated that you do not adjust the prices from the pricing service.

9.   We note from your response to comment 23 of our letter dated April 29, 2011, that you perform a variety of review procedures on the output of the third party pricing services and do not accept it at face value. Please describe to us in more detail the variety of review procedures performed on the output.

10.   Please describe to us any deficiencies in your own internal controls relating to the valuation of securities classified in Level 2 of the fair value hierarchy and how you assessed the nature and severity of any such deficiencies.

11.   We note your disclosure on page 47 of your assets measured at fair value on a nonrecurring basis and that all your impaired loans and other real estate owned are classified as Level 2 fair value measurements. We also note your valuation disclosures for these collateral-dependent impaired loans and other real estate owned. Please tell us how you determined that Level 2 classification was most appropriate for these items given that appraisals and automated valuation service processes tend to be very assumption driven and rely on comparatives, expectations on cash flows, and other factors.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 53

Consumer Loans, page 80

12.   We note your response to comment nine of our letter dated July 19, 2011 and that you do
        not regularly track the default status of borrowers' first mortgage loan(s) for the 55% of
        your home equity credit line portfolio ("HECL") that are not in first lien positions. You
        also state that you do not regularly track statistics on this portfolio including the
        percentage of borrowers paying only the minimum amount due and the default and
        delinquency performance for amortizing HECL compared to those still in the draw
        period. Please respond to the following:

        a. With respect to the loans mentioned above, where lien position data is not readily
            available or tracked, please disclose in future filings, the make-up of your
            portfolio including when most of these loans were originated, underwriting
            standards applicable to those loans, performance history and other qualitative
            analysis that may shed additional light on risks associated with these loans.

        b. We note you use a roll rate model to calculate the allowance for loan losses for
            the consumer segment including the HECL portfolio. Please describe in greater
            detail this model for your HECL portfolio and tell us the total allowance allocated
            to the portfolio at December 31, 2010, June 30, 2011, and the most recent interim
            period. In your response address the number of loan pools included in the model
            and the look-back period.

        c. Tell us and disclose in future filings whether you obtain updated credit bureau
            data, like refreshed FICO scores, for this portfolio and if so, the frequency that the
            information is updated. Describe how you consider this information in your
            allowance for loan losses for your HECLs that are in the second lien position.

        d. Tell us and revise to disclose the percentage of your HECL portfolio that are in
            the draw period and the amount that will convert to amortization in the next five
            years.

        e. You state that you performed an ad hoc analysis of prior lien performance on your
            HECL portfolio and based on the results you do not see a material benefit of
            regularly tracking this data. Please describe in detail the ad hoc analysis you
            performed.

        f. Tell us for your HECL portfolio whether on an average basis, you have recovered
            any of the outstanding balance after foreclosure of a senior lien. If recovery has
            been minimal, please tell us how often your second lien position was reflected as
            current and performing at notification of a senior lien foreclosure and whether in
            these situations you typically record an immediate *increase* in the allowance

and/or provision.

g. We note that 17% of the outstanding HECL balance had estimated loan-to-value ratios above 100%. Please tell us and revise to disclose whether the loan-to-value ratio was calculated on a current valuation of the underlying collateral. In an effort to increase the transparency of this disclosure, please also provide a breakdown of the percentage of these that have CLTVs between 90-100%, the percentage between 80-89%, and those with percentages below 80%.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3426 with any questions.

Sincerely,

/s/ Angela Connell

Angela Connell
Staff Accountant